LICENSE AGREEMENT

This License Agreement ("Agreement") is entered into as of June 12, 2008 ("Effective Date") by and between Promotions on Wheels Holdings, Inc. ("POW") and WQN, Inc., ("WQNI") with respect to the license of the "Licensed Software". The Licensed Software is WQNI's Web Safety software which is designed to protect individuals from online predators, including but not limited to: pornography, sexual predators, sex offenders, cyber bullying, and additional software applications that include products and services to scan and clean a computer's hard drive or storage of information from its memory and all intellectual property described below.

1. Licenses.

1.1 Distribution License.

(a) WQNI hereby grants to POW an immediate, perpetual and irrevocable worldwide right to use, reproduce, enable, and distribute to POW customers ("Customers") all available object code versions of the Licensed Software for use in conjunction with protecting users from online predators. There shall be no limit to the number of Customers or applications as to the use and distribution of the Licensed Software by POW, including the right to private label the Licensed Software with the CyberSafety; or, any other name chosen by POW. POW may register to protect any name or marks that it intends to use in connection with the Licensed Software. POW shall be the owner of any name or marks that it creates for the Licensed Software.

(b) WQNI will provide to POW capability to generate any authorization codes required to enable the Customers to use the Licensed Software.

(c) Notwithstanding Section 1.1(a), for a period of twelve (12) months from the date hereof WQNI herby grants to POW an exclusive license to use reproduce, enable and distribute the Licensed Software to the following Customers:

1. Home Shopping Network
2. QVC, Inc.
3. Walgreens Drugstore
4. CVS Pharmacy
5. Walmart

1.2 Source Code Grant. WQNI hereby grants to POW an immediate, perpetual and irrevocable right to use, modify and create derivative works of the source code version of the Licensed Software ("Source Code"). WQNI shall own all modifications or derivative works. POW shall not modify the Source Code in any way that renders the Source Code or any part thereof open source or subject to open source licensing requirements.

1.3 Documentation License. WQNI hereby grants to POW an immediate, perpetual, irrevocable right to (i) use, integrate into POW's own documentation, reproduce and distribute WQNI's end user documentation for the Licensed Software to Customers; and (ii) use and reproduce

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a limited number of copies (and not distribute) WQNI's documentation related to the source code version of the Licensed Software ("Source Documentation").

2. Further Rights. WQNI and POW agree that the Source Code for the Licensed Software, and all other tangible intellectual property in any way related thereto, shall be forthwith deposited with a third party ("Escrow Holder") to be chosen in good faith by the mutual agreement of both parties hereto. Upon the occurrence of any of the following events the Escrow Holder shall release said Source Code and all other related intellectual property to POW:

(i) WQNI becomes unable to perform or rejects its obligations under this Agreement;

(ii) WQNI declares bankruptcy;

(iii) WQNI becomes the subject of any proceedings seeking relief, reorganization, or rearrangement under any law relating to insolvency;

(iv) WQNI makes an assignment for the benefit of creditors;

(v) WQNI commences liquidation, dissolution, or winding up of its business; or

(vi) Any hypothecation of or encumbrance, lien, or any other claim of any nature is placed on the Licensed Software.

3. Obligations of "WQNI". In addition to any other obligation WQNI has pursuant to this Agreement, on at least a quarter-annual basis, WQNI, at its expense shall update the Licensed Software, including, but not limited to, the Source Code, by updating all of the codes contained in the Licensed Software.

4. Delivery of Revisions. WQNI will provide copies of all versions of the Licensed Software, together with a copy of the associated documentation, which may be necessary for POW to have in order to fulfill the purpose of this agreement to POW within ten (10) days after the Effective Date and, with respect to subsequent versions of the Licensed Software generally released by WQNI and updated documentation, within ten (10) days after the release of such subsequent versions and documentation.

5. Payment. As consideration for the rights granted under this Agreement, WQNI shall receive a one time payment of Three Hundred Thousand Dollars ($300,000) within fifteen (15) days of the execution of this Agreement and a thirty-five percent (35%) ("Royalty") of the net licensing revenue collected by POW. Net licensing revenue shall be defined as gross licensing fees collected less any returns or allowances for the licensing of the Licensed Software.

6. Pricing Adjustment. WQNI agrees that it shall not grant, charge or receive a payment of a royalty to or from another licensee or party that is lower than the Royalty that WQNI is receiving from POW pursuant to this Agreement. In the event WQNI grants, charges or receives a payment that is less than the Royalty paid by POW, then the Royalty shall be reduced retroactively to the date that such grant, charge or payment came into existence. WQNI shall immediately pay to POW the difference that POW should have paid based upon the reduced payment to WQNI and what POW actually paid.

7. Payments, Reports and Inspection Rights.

7.1 POW shall pay its obligation to WQNI under this Agreement at such place as WQNI shall designate in United States Dollars within thirty (30) days after the end of each calendar quarter for all Licensed Software licensed by POW during said calendar quarter.

Any payment not made by POW on or before the due date thereof shall bear interest from and after the due date at a rate, compounded daily, of one percent (1%) over the Prime Rate of interest as listed in the Money Rates Section of the "Wall Street Journal" for bank loans existing in New York, New York on such due date. POW must, in any event, settle all such outstanding accounts on or before the end of each calendar year. Interest shall continue to accrue until complete payment, including accrued interest is made.

7.2 POW agrees to keep accurate verifiable records showing the customers lists, quantity, gross sales prices, allowable deductions, net licensing revenue, and the date of license or other disposition, of all Licensed Software licensed or otherwise disposed of by POW. POW shall furnish WQNI, within (30) days after the end of each calendar quarter, with the required royalty payment, a certificate signed by an authorized officer of POW reporting the quantity, gross sales price, itemized allowable deduction, and net licensing revenue of Licensed Software licensed or otherwise disposed of by POW during said calendar quarter.

7.3 Upon written request by WQNI, POW shall make said records available for inspection at its place of business during normal business hours and on a conditional basis, by a public accounting professional designated and paid by WQNI, who shall certify to WQNI, after determining that all deductions are proper and that the method of invoicing has not changed, the amount of payment due for the period examined. In the absence of fraud, said certification shall be conclusive. In any event, the accounting professional shall have the right to copy and retain such copies of the pertinent business records. Unless WQNI shall request such right of inspection within one (1) year from the end of each calendar year, the report by POW shall, in the absence of fraud, be concluded to be accurate and WQNI's right of inspection of records shall lapse.

8. Warranties and Liability.

8.1 Any information disclosed by either party to the other pursuant to this Agreement and any services performed by WQNI for POW pursuant to this Agreement shall be of the same quality and in the same detail as the party would use for its own operations, but neither party SHALL BE

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LIABLE TO THE OTHER PARTY FOR ANY LOSSES, EXPENSES, COSTS, DIRECT DAMAGES, INCIDENTAL OR CONSEQUENTIAL DAMAGES, OR PERSONAL INJURY OR PROPERTY DAMAGE ARISING OUT OF OR RESULT FROM THE USE OF ANY INFORMATION DISCLOSED OR SERVICES PERFORMED HEREUNDER.

8.2 If either WQNI or Licensee becomes aware of any third party that is not a licensee or sub-licensee infringing on the Licensed Software, it shall promptly notify the other party in writing. If in WQNI's reasonable judgment the third-party is infringing on the Licensed Software, WQNI may prosecute in the United States any claim or suit against such third parties for infringement and shall bear all costs and expenses associated therewith. Any recoveries from such suit shall be the property of WQNI. In the event WQNI does not prosecute any claim or suit against such third party, POW may at its election, prosecute such claim or suit. Any recoveries from such claim or suite or settlement shall be the property of POW. Additionally, POW may deduct from the Royalty to WQNI, the amount of POW's costs and expenses including attorney's fees to prosecute such claim or suit that exceed the reward. POW agrees to provide reasonable assistance in connection with the suit and to make available to WQNI, at WQNI's expense, any information in its possession or under its control which may be useful in connection with any such suit.

9. Maintenance and Customer Service. WQNI agrees that it shall provide and perform all maintenance of the Licensed Software and shall provide the necessary customer service for the Customers. Customer service shall be provided during normal business hours.. Customers shall be able to either phone the customer service department of WQNI or use the internet for such assistance from WQNI. POW shall be responsible for billing and collecting payments from its Customers.

10. Software Marking and Product. POW may, in its sole determination, imprint its trade name and appropriate language relating to the Licensed Software upon Licensed Software it reproduces, distributes or has reproduced under this Agreement.

11. Representations and Warranties. WQNI represents and warrants that (i) it has the full power and authority to enter into this Agreement, to carry out its obligations set forth herein and to grant the rights granted herein; (ii) the performance and carrying out of this Agreement does not violate any agreement between WQNI and any third party; (iii) WQNI has entered into all necessary license, trade secret, patent and confidentiality agreements with third parties in order to secure all property rights, intellectual or otherwise, of WebSafety, and (iv) the Licensed Software does not infringe any Intellectual Property rights of any third party. POW warrants and represents that it accepts the Licensed Software as-is and that it has determined that the Licensed Software is suitable for the purposes for which it is licensing the Licensed Software.

12. Term. The initial term of the license granted pursuant to this agreement shall be perpetual.

13. Acknowledgment of Trade Secrets. POW acknowledges that the Licensed Software constitutes a valuable proprietary product, copyright material, and contains trade secrets of WQNI, embodying substantial creative efforts, confidential information, ideas and expense. POW shall take the same precautions that POW takes with respect to the protection and non-disclosure of its own

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proprietary products and in no case less than reasonable protection with all persons permitted access to the Licensed Software, to protect WQNI's proprietary rights, copyright and trade secrets, all of which are owned and retained by WQNI. POW shall exert commercially reasonable efforts to prevent unauthorized use or reproduction of the Licensed Software. POW shall make any and all of its employees, agents or consultants having access to a Licensed Software fully aware of their responsibility to fulfill the obligations of POW under this Agreement, and POW assumes full responsibility to enter into the appropriate contracts with its employees, agents and consultants so as to ensure compliance with the requirements of this Section.

14. Indemnification. WQNI shall indemnify and hold POW its officers, directors, and employees harmless from and against any and all suits, demands, claims, liabilities, judgments, costs and expenses of every nature (including, but not limited to, attorneys' fees, expert witness fees and costs of suit); (i) asserting or seeking a declaration whether the Licensed Software, or other intellectual property the license to which is granted hereunder, infringes any patents, copyrights, trade secrets or any other rights of any third party; or (ii) asserting or seeking a declaration whether rights granted by WQNI to POW under this Agreement conflict with the rights granted to or claimed by a third party.

15. General.

15.1 Governing Law. This agreement shall be governed by and construed in accordance with the laws of the State of Texas.

15.2 Relationship of the Parties. The parties to this Agreement are independent contractors. There is no relationship of agency, partnership, joint venture, employment, or franchise between the parties. Neither party has authority to bind the other or to incur any obligation on is behalf.

15.3 Amendment and Waiver. This Agreement may be amended or modified only by a written instrument executed by WQNI and POW or, in the case of a waiver, by the party waiving compliance. The failure of a party at any time or times to require performance of any provisions hereof shall in no manner affect the party's right at a later time to enforce the same. No waiver by any party of the breach of any term contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be construed as a further or continuing waiver of any such breach or of the breach of any other term of this Agreement.

15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be considered an original, but all of which, when taken together, shall constitute one and the same instrument.

15.5 Severability. In the event that any provision of this Agreement shall be deemed unenforceable or invalid under any applicable law or be so held by applicable court decision, such unenforceability or invalidity shall not render this Agreement unenforceable or invalid as a whole, and in such event, such provision shall be changed and interpreted so as to best accomplish the intended objectives and economic effects of such unenforceable or invalid provision, within the

limits of the applicable law or court decisions.

15.6 Assignment. This Agreement may be assigned by either party with the prior written consent of the other party which consent shall not be unreasonably withheld; provided, however, that either party may without the prior consent of the other party assign all of its rights under this Agreement to (i) a subsidiary of the assigning party, (ii) a purchaser of all or substantially all of the stock or assets of the assigning party, or (iii) a third party participating in a merger or other corporate reorganization in which the assigning party is a constituent corporation. A change of corporate name by either party shall not constitute an assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns.

15.7 Notices. Any notice, payment request, demand or other communication which either party hereto wishes to give or is required to give to the other party shall be in writing, unless otherwise agreed to by the parties, and shall be deemed properly given when served by facsimile with confirmation mail copy or deposited with the appropriate postal service authorities for transmittal by registered mail, postage prepaid. Such communications shall be sent to the following addresses, or such other addresses as the parties from time-to-time may agree upon:

If to WQNI:

TO: Michael Adler
14911 Quorum Drive, Suite 140
Dallas, TX 75254

If to POW:

TO: Rowland W. Day II
1 Hampshire Court
Newport Beach, CA 92660

15.8 Entire Agreement. This Agreement contains the entire agreement between the parties relating to this subject mater and supersedes all prior or simultaneous oral or written agreements regarding the subject matter of this Agreement. No modifications or amendments to this Agreement shall be binding upon the parties unless made by a writing signed by both parties.

16. Dispute Resolution and Choice of Law.

16.1 Any dispute, controversy, or difference which may arise between the parties out of or in relation to or in connection with this Agreement shall be referred for resolution to the President of WQNI or his designee and the President of POW or his designee before seeking arbitration, and any resolution so reached shall be confirmed in writing, signed by the parties hereto.

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16.2 All disputes or inabilities to agree arising in connection with this Agreement which cannot be settled by discussion and mutual accord within one (1) month of being submitted under Paragraph 15.1 shall be resolved by final and binding arbitration before a retired judge at JAMS or its successor in Dallas, Texas. The prevailing party shall be awarded its arbitrator, expert and attorney fees, costs and expenses. Any interim or final award of the arbitrator may be entered in any court of competent jurisdiction. Demand for arbitration shall be made in writing and shall be served upon the party to whom the demand is addressed by registered mail.

IN WITNESS WHEREOF WQNI and POW have executed this Agreement through their duly authorized representatives as of the Effective Date.

WQN, INC.	PROMOTIONS ON WHEELS HOLDINGS, INC.
By: *[signature]*	By: *[signature]*
Michael Adler	Rowland W. Day II
Its: CEO and President	Its: CEO and President